UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROPOSALS FOR THE ANNUAL SHAREHOLDERS' MEETING

March 10, 2021 | 16:35 p.m.

bradesco

Table of Contents

Proposal for the net income allocation of the fiscal year 2020

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2020 the net income of R$16,546,576,346.18, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

- ✓ R$827,328,817.31 for the "Profit Reserves - Legal Reserve" account";
- ✓ R$10,171,277,824.12 for the "Profit Reserves - Statutory" account;
- ✓ R$5,547,969,704.75 as interest on shareholders´ equity and R$184,018,864.43, whose proposal was resolved by the Board of Directors on 2.3.2021, will be paid on 3.8.2021, reaffirming that a new distribution of interest on equity/dividends for 2020 will not be proposed to the Shareholders' Meeting.

Additional information may be found in the Attachment on allocation of net income for the year, in accordance with Attachment 9-1-II of CVM Instruction No. 481/09.

Proposal for elect members to compose the Fiscal Council

Dear Shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter "b" of Paragraph Four of Article 161 of Law No. 6,404/76, the controlling shareholders of the Company hereby submit to you proposal for the election of the Fiscal Council's members, all with 1-year term of office, until the Annual Shareholders' Meeting to be held in 2022, as follows:

a) as effective members:

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer's Registry 437.244.508/34
Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer's Registry 714.810.018/68
José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's Registry 001.666.878/20

b) as alternates of the members above mentioned, respectively, Messrs.:

João Batista de Moraes, Brazilian, married, lawyer, Identity Card 8.780.236/SSP-SP, Individual Taxpayer's Registry 863.025.078/04
João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer's Registry 171.602.609/10
Mário Luna, Brazilian, divorced, economist, Identity Card 7.295.753/SSP-SP, Individual Taxpayer's Registry 666.963.808/68

We clarify that the candidates appointed by the Company´s controlling shareholders filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling preferred shareholders

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group, **non-controlling shareholder holder of preferred shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Cristiana Pereira, Brazilian, married, economist, Identity Card 10.866.244-5/SSP-SP, Individual Taxpayer's Registry 120.701.098/79	***Ava Cohn***, Brazilian, married, business administrator, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's Registry 090.196.928-10

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the preferred shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, **non-controlling shareholder holder of common shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Ivanyra Maura de Medeiros Correa, Brazilian, married, engineer, Identity Card 59.886.740-5/SSP-SP, Individual Taxpayer's Registry 009.092.797-48	***Eduardo Badyr Donni***, Brazilian, married, chemical engineer, Identity Card 53.526.127-5, Individual Taxpayer's Registry 746.941.207-78

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the non-controlling common shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the overall Management compensation, social security amount and contributions to the INSS that are borne by the Company

Dear shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation, social security amount and contributions to the INSS that are borne by the Company for the year 2021, in the total of up to R$995,000,000.00, being:

a) R$632,000,000.00, of which:

(i) R$515,918,367.00 - fixed and variable compensation;

(ii)R$116,081,633.00 – contributions to the INSS, that are borne by the Company; and

b) R$363,000,000.00 to funding of the management pension plan.

The Company clarifies that:

1) the proposed values have not changed in relation to the ones approved in the Annual Shareholders' Meeting held in 2020 and are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and

2) it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed.

Pursuant to letter "p" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the monthly compensation of the Fiscal Council's effective members, as well as the contributions to the INSS that are borne by the Company

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, in addition to the monthly individual amount of R$4,050.00 corresponding to the pension contributions to the INSS that are borne by the Company, for the year 2021, clarifying that:

a) the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council's members will be determined by the Shareholders' Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company's profit sharing, in any other denomination; and

b) the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

Attachment 9-1-II of CVM Instruction No. 481/09, relative to the net income allocation of the year

1. Inform the net income of the year

The net income for 2020 was R$16,546,576,346.18

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)	
		Gross	Net of IRRF	Gross	Net of IRRF
Monthly Interest on Shareholders' Equity paid from February 2020 to January 2021	1,861,950,839.32	0.206997912	0.175948225	0.227697708	0.193543052
Supplementary Interest on Shareholders' Equity declared on December 16, 2020 to be paid on January 7, 2021	3,502,000,000.00	0.377521225	0.320893041	0.415273347	0.352982345
Supplementary Interest on Shareholders' Equity resolved by the Board of Directors on February 3, 2021 to be paid on March 8,2021	184,018,865.43	0.019837530	0.016861901	0.021821283	0.018548091
Overall Amount of Interest on Shareholders' Equity related to 2020	5,547,969,704.75	0.604356667	0.513703167	0.664792338	0.565073488

3. Inform the percentage of net income distributed for the year

Description	Amount (R$)	Percentage
Net Income for fiscal year 2020	**16,546,576,346.18**	
Legal Reserve	827,328,817.31	
Basis of Calculation of Dividends/Interest on Shareholders' Equity	**15,719,247,528.87**	
Interest on Shareholders' Equity Paid	5,363,950,839.32	
Interest on Shareholders' Equity Payable	184,018,865.43	
Total Gross Interest on Shareholders' Equity	**5,547,969,704.75**	
Withholding Income Tax on Interest on Shareholders' Equity(*)	832,195,455.71	
Total Net Amount of Interest on Shareholders' Equity and Dividends	**4,715,774,249.04**	**30.00%**

(*) Withholding Income Tax does not consider exempt/ immune shareholders

4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years

Not applicable.

5. Inform, deducting the dividends already paid and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, separately, per share of each type and class

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

b. The method and term of payment of dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

c. **Any restatement and interest on dividends and interest on shareholders' equity**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

d. **Date of the statement of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive them**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

6. **If there has been a statement of dividends or interest on shareholders' equity based on the net income recorded in the semiannual balance sheets or shorter periods**

a. **Inform the amount of dividends or interest on shareholders' equity already declared**

1. R$1,861,950,839.32, relative to the Monthly Interest on Shareholders' Equity, paid on the dates contained in the table of item b.1 below;
2. R$3,502,000,000.00 concerning the Supplementary Interest on Shareholders' Equity declared on December 16, 2020, to be paid on January 7, 2021;
3. R$184,018,865.43 relative to the Supplementary Interest on Shareholders' Equity resolved by the Board of Directors on February 3, 2021, to be paid on March 8, 2021.

b. **Inform the date of the respective payments**

1. See the following table with payments of gross monthly interest on shareholders' equity, with the amount of R$1,861,950,839.32:

Date of payment	Month of which it concerns	Amount per Share (R$)			
		Common (ON)		Preferred (PN)	
		Gross	Net	Gross	Net
February 3, 2020	January	0.017249826	0.014662352	0.018974809	0.016128588
March 2, 2020	February				
April 1st, 2020	March				
May 4, 2020	April				
June 1st, 2020	May				
July 1st, 2020	June				
August 3, 2020	July				
September 1st, 2020	August				
October 1st, 2020	September				
November 3, 2020	October				
December 1st, 2020	November				
January 4, 2021	December				

2. the amount relative to the Supplementary Interest on Shareholders' Equity, no in the amount of R$3,502,000,000.00, was paid on January 7, 2021;
3. the amount concerning the Supplementary Interest on Shareholders' Equity, totaling R$184,018,865,43, resolved by the Board of Directors on February 3, 2021, to be paid on March 8, 2021.

7. Provide a comparative table showing the following amounts per each type and class of share:

a. Net income for the year and of the three (3) previous years

Year	Amount in R$
2020	1.87
2019	2.56
2018	2.16
2017	1.66

Note: book net income per share from 2017 to 2019 was adjusted by the bonus stock process that occurred in March 2020 to allow comparability.

b. Dividends and interest on shareholders' equity distributed in the three (3) previous years

Year 2019	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February 2019 to January 2020)	0.206998	0.227698	1,672,857,991.59	250,928,698.74	1,421,929,292.85
Intermediary Interest on Shareholders' Equity for the first semester (paid on July 15, 2019)	0.172536	0.189790	1,455,000,000.00	218,250,000.00	1,236,750,000.00
Supplementary Interest on Shareholders' Equity (paid on December 30, 2019)	0.503380	0.553718	4,245,000,000.00	636,750,000.00	3,608,250,000.00
Supplementary Dividends (paid on February 28, 2020)	0.058214	0.064035	490,918,326.17	0.00	490,918,326.17
Total accrued on December 31, 2019	**0.941128**	**1.035241**	**7,863,776,317.76**	**1,105,928,698.74**	**6,757,847,619.02**

Year 2018	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February 2018 to January 2019)	0.206998	0.227698	1,421,595,772.74	213,239,365.91	1,208,356,406.83
Intermediary Interest on Shareholders' Equity for the first semester (paid on July 16, 2018)	0.172465	0.189712	1,212,000,000.00	181,800,000.00	1,030,200,000.00
Supplementary Interest on Shareholders' Equity (paid on March 8, 2019)	0.663821	0.730203	4,665,000,000.00	699,750,000.00	3,965,250,000.00
Total accrued on December 31, 2018	**1.043284**	**1.147613**	**7,298,595,772.74**	**1,094,789,365.91**	**6,203,806,406.83**

Year 2017	Per share (gross) - (R$)	Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net

Monthly Interest on Shareholders' Equity (paid from February 2017 to January 2018)	0.206998	0.227698	1,282,344,268.60	192,351,640.29	1,089,992,628.31
Intermediary Interest on Shareholders' Equity of the first semester (paid on July 17, 2017)	0.172494	0.189743	1,102,000,000.00	165,300,000.00	936,700,000.00
Supplementary Interest on Shareholders' Equity (paid on March 8, 2018)	0.754465	0.829911	4,820,000,000.00	723,000,000.00	4,097,000,000.00
Total accrued on December 31, 2017	**1.133957**	**1.247352**	**7,204,344,268.60**	**1,080,651,640.29**	**6,123,692,628.31**

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$827,328,817.31

b. Explain in detail the method of calculation of the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital.

Five percent (5%) of the net income for fiscal year 2020, in the amount of R$16,546,576,346.18, was allocated to the establishment of the legal reserve.

On December 31, 2020, the balance of the legal reserve was R$10,450,722,321.61, equivalent to approximately 13.21% of the paid-in capital of the Company on the same date.

9. If the Company owns preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c. Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a. Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

"Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.

Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order:

I. constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders' Meeting;

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%)

of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.

Paragraph One *- The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.*

Paragraph Two *- The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.*

Paragraph Three *- Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article."*

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount eventually withheld

The Company has no dividends withheld.

11. If the mandatory dividend is retained due to the Company's financial situation

a. Inform the amount withheld

There shall be no withholding of any amount relating to the mandatory dividend.

b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows

There shall not be withholding of any amount relative to the mandatory dividend.

c. Justify the withholding of dividends

There shall not be withholding of any amount relative to the mandatory dividend.

12. If there is allocation of income to the reserve for contingencies

a. Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

b. Identify the loss that is considered probable and its cause

There is no proposal for the allocation of the net income to the reserve for contingencies.

c. Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve for contingencies.

d. Justify the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

13. If there is the allocation of income to the profit reserves to be realized

a. Inform the amount allocated to the profit reserves to be conducted

There is no proposal for the allocation of net income to the profit reserves to be conducted.

b. Inform the nature of unrealized income that originated the reserve

There is no proposal for the allocation of net income to the profit reserves to be conducted.

14. If there is an allocation of income to the statutory reserves

a. Describe the statutory clauses that establish the reserve

Pursuant to the legislation, Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders' Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company's

operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Should the Board of Executive Officers' proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders' equity in an amount greater than the mandatory dividend set forth in Article 27, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76 (as amended by Law No. 10,303/01), the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

b. Identify the amount allocated to the reserve

The amount allocated to the reserve is R$10,171,277,824.12.

c. Describe how the amount was calculated

The amount of R$10,171,277,824.12 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders' equity paid to the shareholders, as shown below:

Description	Amount (R$)
Net Income for the fiscal year 2020	16,546,576,346.18
Legal Reserve	(827,328,817,31)
Interest on Shareholders' Equity Paid	(5,363,950,839.32)
Interest on Shareholders' Equity payable	(184,018,865.43)
Amount Allocated to the Statutory Reserves	**10,171,277,824.12**

15. If there is withholding of the income provided in the capital budget

a. Identify the amount withheld

There is no proposal for the withholding of income provided in the capital budget.

b. Provide a copy of the capital budget

There is no proposal for the withholding of income provided in the capital budget.

16. If there is an allocation of income for tax incentives

a. Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

b. Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.6 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14.

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Ariovaldo Pereira**	**João Batista de Moraes**
b. date of birth:	July 16, 1952	September 13, 1957
c. occupation:	Accountant	Lawyer
d. Individual Taxpayer's ID (CPF):	437.244.508-34	863.025.078-04
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020	
g. investiture date:	April 13, 2020	
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.	
i. other positions held in the issuer	None	
j. elected by the controlling shareholder:	Yes	
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as they are members of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	
l. number of consecutive terms:	4	1
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	Bradespar S.A.	Bradespar S.A.
core business:	Management and participation company – Mineral Extraction	Management and participation company – Mineral Extraction
position:	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	Yes	Yes
company:	Elo Serviços S.A.	National Financial System Resource Council - CRSFN

core business:	Solutions/Payment Options. Participation in other companies Brand licensing	Body part of the structure of the Ministry of Economy
position:	Effective Member of the Fiscal Council	Alternate Member from 1.10.2016 to 1.10.2018 (representing the Brazilian Association of Consortium Administrators - ABAC - indicated by Bradesco Consórcios Ltda.)
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
company:	Elo Participações S.A.	-
core business:	Holding, Participation in other companies	-
position:	Effective Member of the Fiscal Council	-
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	-
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Domingos Aparecido Maia**	**João Carlos de Oliveira**
b. date of birth:	March 31, 1952	June 28, 1952
c. occupation:	Accountant	Business Advisor
d. Individual Taxpayer's ID (CPF):	714.810.018-68	171.602.609-10
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	Yes.	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	15	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Bradespar S.A.
core business:	-	Management and participation company – Mineral Extraction
position:	-	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last year

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**José Maria Soares Nunes**	**Mário Luna**
b. date of birth:	April 11, 1958	February 6, 1958
c. occupation:	Accountant	Economist
d. Individual Taxpayer's ID (CPF):	001.666.878-20	666.963.808/68
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	Yes	He is being appointed
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	6	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Bradespar S.A.
core business:	-	Management and participation company – Mineral Extraction
position:	-	Effective Member of the Fiscal Council – October, 2017 to April, 2018

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last exercise

Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Ivanyra Maura de Medeiros Correia**	**Eduardo Badyr Donni**
b. date of birth:	October 23, 1967	September 19, 1962
c. occupation:	Engineer	Chemical Engineer
d. Individual Taxpayer's ID (CPF):	009.092.797-48	746.941.207-78
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2021	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	No	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	1	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: **core business:**	• Zurich Seguros. Core business: Insurance Company.	• Member of the Board of Directors of Nortec

position:	Positions: Statutory Officer responsible by SUSEP (Superintendence of Private Insurance) of Zurich Minas Brasil Seguros, Zurich Brasil Capitalização and Zurich Previdência, Member of the Board of Directors of Zurich Resseguradora; • Penske Logistics. Core business: Supply chain services and solutions. Position: Administrative and Financial Officer, for Latin America and Asia; • FNAC. Core business: Retail/Bookstore. Position: Administrative and Financial Officer of Brazilian subsidiary; and • Bank of America. Core business: Banks. Position: Vice presidente of Latin America.	Química S.A., indicated by BNDESpar. • Member of the Superior Agribusiness Council in Federation of Industries of São Paulo State. • Member of the Governance, Integrity, Risks and Internal Controls Committee of CEMADEN, research agency of the Ministry of Science, Technology and Innovations. • Advisory Councilor of Tobasa Bioindustrial S.A. • Advisory Councilor of Brasol Soluções Solares. • Effective Member of the Fiscal Council of PreviBayer, Bayer Group's private pension company. • Statutory Officer and CFO of Covestro Polímeros • Officer of Corporate Management and Supply Chain for Latin America of Bayer MaterialScience
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Serpro (Data Processing Federal Service) – Member of the Board of Directors, indicated by Ministry of Finance (independent member)	Not applicable
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	99%	He was not a member in the last year

Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Cristiana Pereira**	**Ava Cohn**
b. date of birth:	February 14, 1971	October 2, 1964
c. occupation:	Economist	Business Administrator
d. Individual Taxpayer's ID (CPF):	120.701.098-79	090.196.928-10
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	No	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	0	She was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: **core business:**		• Partner of DAVOS, financial and investment services on

position:	• ACE Governance. Core Business: Advisory. Position: Partner; • CESAR, Innovation Institute of Recife. Core Business: Research Center. Position: Member of the Board of Directors. • B3 - Brasil, Bolsa e Balcão. Core Business: Stock Exchange. Position: Listing and Companies Relations Officer from 2010 to 2017.	private clients, February, 2019 to December, 2019; • Member of IBEF Woman Governance Committee. (Brazilian Institute of Financial Executives); • Mentor in the Small and Medium sized companies program, created during the pandemic in 2020, with the objective to support these enterprises.
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Not applicable	Not applicable
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	She was not a member in the last year

Items 12.7 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14, apply to all candidates appointed to compose the Fiscal Council, regardless of who appointed them:

12.7/8. Committees Composition
The appointed candidates are not members of any Issuer Committee

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:
There is no such relationship involving the appointed candidates.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:
None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:
None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;
There is no such relationship involving the appointed candidates.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital: None.

Note: *According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:*

- *Are corporations privately held;*
- *They have a minority interest of less than 1%; and*
- *The Organization elects all members of their management bodies.*

b. direct or indirect controller of issuer:

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:

None.

13. Management Compensation

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a) Objectives of the policy or practice of compensation informing if the remuneration policy was formally approved, responsible body for its approval, approval date and, if the issuer disclose the policy, sites on the world wide web of computers where the document can be consult

In 2012, Bradesco amended its managers' remuneration policy, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by CMN Resolution No. 3,921/10, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders' Meeting as variable compensation. Its policy aims at:

- ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
- providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long-term.
- The Remuneration Policy is available on the website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/d7a30afd-355a-46ec-b899-81a9cac99213?origin=1

b) Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them

a) Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criterion of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Management Pension Plan, whose amounts are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to Circular Letter CVM/SEP/No. 003/19, we are indicating in item 13.2, in the years 2019, 2018 and 2017, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b) Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders' Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense representation and participation in the Company's profit sharing, or any other denomination.

c) Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his term of office, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company's financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee's members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d) Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company's Board of Directors and also, as required by the Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

e) Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

ii. Regarding the last three fiscal years, what is the proportion of each element in the total compensation

The Management compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criterion of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2020	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	42.7%	37.3%	20.0%	100.0%
Board of Executive Officers	24.4%	23.8%	51.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	20.7%	42.8%	36.5%	100.0%
Board of Executive Officers	21.5%	42.0%	36.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company's results;

(2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company's results; and

(3) The amounts corresponding to post-employment benefits are related to the Management pension plan.

iii. methodology for calculating and adjusting of each component of the compensation

Board of Directors and Board of Executive Officers

- **Fixed Compensation or Monthly Compensation:** monthly fixed compensations established for the period of the Manager's term.
- **Variable Compensation:** amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

- **Overall amount:** includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1. **Bradesco Organization's Remuneration Committee:** proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

- size and result of the company comparing to its competitors;
- domestic and international economic conditions, taking into consideration the past, present and future scenarios;
- internal and external factors that may affect the Bradesco Organization's businesses (current and potential risks); and
- Bradesco Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DC – Controllership Department, General Accounting Department and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2. **Board of Directors:** the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3. **Shareholders' Meeting**: it is incumbent on the Shareholders' Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the

compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee's compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee's member.

iv. reasons that justify the composition of compensation

The compensation structure of Bradesco´s Managers, composed by Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed compensations), in consonance with the guidelines established in its Managers´ Remuneration Policy, whom takes into consideration the requirements of CMN Resolution No. 3,921/10 and, additionally, the post-employment benefit in Supplementary Pension Plan, aim to align the managers interests with the Bradesco projects and results.

Besides, the composition of compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long-term risks of the Company, as well as justifying themselves as a mean to maintain high quality managers and notorious knowledge in the Bradesco staffs.

v. existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c) main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization's effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of targets and goals for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity (Adjusted);
- Overall Customer Satisfaction Index;
- Basel Ratio – Tier 1;
- Operating Efficiency Ratio (ER);
- Social and Environmental Dimension of Market Indexes; and
- Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting area.

For the assessment of areas, at least the following groups of indicators are considered:

a) main activity actions: are indicators that suggest the targets and goals of the main activities of the area;

b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c) actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and

e) actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a) quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b) commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c) participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d) leadership team: evaluates the team management process;

e) planning: assesses the ability to plan the activities of their area in the medium and long-term;

f) overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g) applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i. uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii. part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii. the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e) how the remuneration policy or practice is in line with the issuer's short, medium and long-term interests

One of the guidelines of the Managers´ Remuneration Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long-term adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short-term, to align the interests of managers to its.

Aiming to encourage the alignment of medium-term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 13.1.d.iii of the Reference Form, that will be deliberated after the verifying of the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company belonging of Bradesco control group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Income made, or in the occurrence of negative financial result of the Company, during the deferral period.

In addition, the Management Pension Plan constitutes a form of ensuring their performance focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management and in consonance with the long-term risks, leading to an increase in the amounts distributed to shareholders of the Company.

f) existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

I. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

- **Bradesco Organization's Remuneration Committee,** (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Compensation for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Fee and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Managers of each company of the Organization.
- **Board of Directors,** evaluates the proposals of the Remuneration Committee and resolve on them.

- **Shareholders' Meeting / Meeting of Quota holders,** approves the Overall Amount of the company's compensation.

II. criteria and methodology used for the determination of individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

- to ensure the establishment of compensation practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;
- to ensure that the compensation practice is in accordance with the legislation, rules and regulations that govern the matter, and it is up to the Board of Directors and the relevant Management Bodies to determine the compensation of each of the manager, based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;
- to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long-term strategies adopted.

III. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Annually.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2021) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	88.00	5.00	103.00
No. of members paid	10.00	88.00	5.00	103.00
Fixed annual compensation	**25,247,250.00**	**156,628,132.50**	**1,323,000.00**	**183,198,382.50**
Salary or withdrawal	20,610,000.00	127,859,700.00	1,080,000.00	149,549,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,637,250.00	28,768,432.50	243,000.00	33,648,682.50
Description of other fixed compensation	Estimated value of the company's INSS			-
Variable compensation	**48,265,000.00**	**401,859,617.50**	-	**450,124,617.50**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	48,265,000.00	401,859,617.50	-	450,124,617.50
Description of other variable remuneration	From the total amount of the Variable, R$8,865,000.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$39,400,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$73,810,950.15 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$328,048,667.35 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	-	-
Post-employment	**856,520.00**	**362,143,480.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**74,368,770.00**	**920,631,230.00**	**1,323,000.00**	**996,323,000.00**

Total compensation of the fiscal year on 12.31.2020 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	9.67	90.25	5.00	104.92
No. of members paid	9.67	90.25	5.00	104.92
Fixed annual compensation	**28,248,500.00**	**164,558,782.50**	**1,323,000.00**	**194,130,282.50**
Salary or withdrawal	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	5,188,500.00	30,225,082.50	243,000.00	35,656,582.50
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**24,630,666.67**	**161,075,801.25**	-	**185,706,467.92**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	24,630,666.67	161,075,801.25	-	185,706,467.92
Description of other variable remuneration	From the total amount of the Variable, R$4,524,000.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$20,106,666.67 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$29,585,351.25 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$131,490,450.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**13,227,320.00**	**349,772,680.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**66,106,486.67**	**675,407,263.75**	**1,323,000.00**	**742,836,750.42**

Total compensation of the fiscal year on 12.31.2019 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.83	94.08	5.00	106.91
No. of members paid	7.83	94.08	5.00	106.91
Fixed annual compensation	**43,769,250.00**	**169,010,738.75**	**1,323,000.00**	**214,102,988.75**
Salary or withdrawal	35,730,000.00	137,967,950.00	1,080,000.00	174,777,950.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	8,039,250.00	31,042,788.75	243,000.00	39,325,038.75
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**90,492,465.00**	**328,727,546.25**	-	**419,220,011.25**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	90,492,465.00	328,727,546.25	-	419,220,011.25
Description of other variable remuneration	From the total amount of the Variable, R$16,621,065.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$57,250,335.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$60,378,528.90 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$268,349,017.35.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**77,176,620.00**	**285,823,380.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**211,438,335.00**	**783,561,665.00**	**1,323,000.00**	**996,323,000.00**

Total compensation of the fiscal year on 12.31.2018 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.67	91.92	5.00	104.59
No. of members paid	6.50	91.92	5.00	103.42
Fixed annual compensation	**23,501,625.00**	**171,393,746.89**	**1,323,000.00**	**196,218,371.89**
Salary or withdrawal	19,185,000.00	139,913,262.77	1,080,000.00	160,178,262.77
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,316,625.00	31,480,484.12	243,000.00	36,040,109.12
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**30,318,750.00**	**183,211,016.77**	-	**213,529,766.77**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,318,750.00	183,211,016.77	-	213,529,766.77
Description of other variable remuneration	From the total amount of the Variable, R$5,568,750.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$24,750,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$33,651,003.08 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$149,560,013.69 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**45,582,750.00**	**299,417,250.00**	-	**345,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**99,403,125.00**	**654,022,013.66**	**1,323,000.00**	**754,748,138.66**

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a) **body** (see table in "d.ii" below)

b) **total number of members** (see table in "d.ii" below)

c) **number of remunerated members** (see table in "d.ii" below)

d) in relation to bonus:

i. minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total number of members	10	88	5	103
Number of remunerated members	10	88	5	103
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	48,265,000.00	401,859,617.50	-	450,124,617.50
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

iv. Amount effectively recognized in the result of the last three fiscal years

Total compensation of the fiscal year 2020 – annual amount				
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	90.25	5	104.92
Number of remunerated members	9.67	90.25	5	104.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	24,630,666.67	161,075,801.25	-	185,706,467.92
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-

Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2019 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.83	94.08	5.00	106.91
Number of remunerated members	7.83	94.08	5.00	106.91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	90,492,465.00	328,727,546.25	-	419,220,011.25
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2018 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91.92	5	104.59
Number of remunerated members	6.5	91.92	5	103.42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e) in relation to the profit sharing:

i. minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

Body	Bradesco		Cidade de Deus	BBD Participações			Bradespar	
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred

Board of Directors	14,766,810	30,766,582	347,661,584	54,496,974	1,193,036	1,811,821	139,168	738,340
Board of Executive Officers	111,737	1,441,462	-	30,700,496	12,964,233	5,241,521	-	9
Fiscal Council	1,829	122,272	-	-	-	-	3,276	39,284

Base date: 12.31.2020

13.10 - Information on pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a) Body

See table 13.10

b) number of members

See table 13.10

c) number of remunerated members

See table 13.10

d) name of the Plan

Bradesco Organization's Pension Plan

e) number of managers that meet the conditions to retire

See table 13.10

f) conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant's individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i) if there is the possibility of early redemption and the conditions for that

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

Table 13.10

Body (Item "a")	Total number of members (Items "b and c")				Item "e"	Item "g"	Item "h"
	Total number of members	Number of remunerated members	Retired	Assets		R$	R$
Board of Directors	9.67	9.67	7	3	-	214,015,400.27	13,227,320.00
Statutory Board of Executive Officers	90.25	90.25	4	85	-	681,652,996.46	349,772,680.00
Total	**99.92**	**99.92**	**11**	**88**	**-**	**895,668,396.73**	**363,000,000.00**

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Board of Executive Officers			Fiscal Council		
	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
Total no. of members	9.67	7.83	7.67	90.25	94.08	91.92	5	5	5
No. of members paid	9.67	7.83	6.5	90.25	94.08	91.92	5	5	5
Highest compensation value (Reais)	9,457,500.00	33,804,240.00	27,684,000.00	26,140,400.00	30,659,720.00	21,948,390.00	264,600.00	264,600.00	264,600.00
Lowest compensation value (Reais)	2,964,500.00	21,127,650.00	4,325,625.00	2,977,700.00	3,528,475.00	3,436,270.00	264,600.00	264,600.00	264,600.00
Average compensation value (Reais))	6,836,244.74	27,003,618.77	15,292,788.46	7,483,736.99	8,328,674.16	7,115,121.99	264,600.00	264,600.00	264,600.00

Note

Board of Directors	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.
Board of Executive Officers	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.
Fiscal Council	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2020	2019	2018
Board of Directors	80.0%	100.0%	100.0%
Statutory Board of Executive Officers	79.8%	80.7%	87.8%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council's members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council's members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer's subsidiaries

Fiscal Year 2020 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	41,538,500.00	-	-	**41,538,500.00**
Issuer's subsidiaries	59,792,100.00	-	-	**59,792,000,00**
.Companies under common control	-	-	-	-

Fiscal Year 2019 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	2,063,250.00	-	-	**2,063,250.00**
Companies under common control	-	-	-	-

Fiscal Year 2018 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	36,217,125.00	-	-	**36,217,125.00**
Companies under common control	-	-	-	-

13.16 - Other relevant information

None.

MANAGEMENT COMMENTS ON THE COMPANY

Pursuant Item 10 of the Reference Form
CVM Instruction No. 480, of 12.7.2009